 Exhibit 99.1

September 14, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS NO EFFECTS ON CORICANCHA

FROM EARTHQUAKE IN PERU

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) ("Great Panther"; the "Company") reports no effects on its Coricancha Mine Complex (“CMC”) from an earthquake in the central region of Peru with a magnitude 4.6, as reported by the U.S. Geological Survey. The Company has conducted post-earthquake inspections at the mines, tailing facilities, and processing plant and reports no damage. In addition, all employees and consultants of the Company at CMC were reported to be safe. The CMC is currently on care and maintenance.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. In addition, the Company has recently acquired a 100% interest in the Coricancha Mine Complex in the central Andes of Peru.

Jim Bannantine

President & CEO

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com